

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 10, 2013

<u>Via E-mail</u>
Thomas D. Cestare
Executive Vice President and
Chief Financial Officer
Beneficial Mutual Bancorp, Inc.
510 Walnut Street
Philadelphia, PA 19106

     Re: **Beneficial Mutual Bancorp, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2011
              Filed March 14, 2012
              File No. 001-33476

Dear Mr. Cestare:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ John P. Nolan

              John P. Nolan
              Senior Assistant Chief Accountant